350 East Las Olas Boulevard
Las Olas Centre II, Suite 1150
P.O. Box 30310
Fort Lauderdale, FL 33303-0310
954.759.2763 Direct
954.462.4150 Main
954.462.4260 Fax
jmayersohn@ralaw.com

January 5, 2010

United States Securities and Exchange Commission
Division of Corporate Finance AD-11
100 F Street, N.E. – Mailroom 3720
Washington, DC 20549

Re:	Dolphin Digital Media, Inc. Form 10-K f/y/e December 31, 2008, Form 10-Q f/q/e March 31, 2009 and Form 10-Q f/q/e June 30, 2009 File No. 000-50621

Ladies and Gentlemen:

With respect to the letter dated December 11, 2009, addressed to William O’Dowd IV, Chief Financial Officer of Dolphin Digital Media, Inc., please be advised that the Company will respond to such letter on or before January 15, 2010. Should you have any further questions, please feel free to contact the undersigned.

Very truly yours,

/s/ Joel D. Mayersohn

Joel D. Mayersohn

JDM/dcb

cc:	Paul Monsour, Staff Accountant Securities and Exchange Commission William O’Dowd IV

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